EXHIBIT 99.3
Consolidated Financial Statements
Nuvei Corporation
Years ended December 31, 2023 and 2022
(in thousands of US dollars)

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company, under the supervision of the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Management, including the Chief Executive Officer and Chief Financial Officer, have assessed the effectiveness of the Company’s internal control over financial reporting in accordance with Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management, including the Chief Executive Officer and Chief Financial Officer, have concluded that the Company’s internal control over financial reporting was effective as at December 31, 2023.
The scope of design of internal controls over financial reporting and disclosure controls and procedures excluded the controls, policies, and procedures of Paya Holdings Inc. ("Paya"), which was acquired on February 22, 2023. The contribution of Paya to our consolidated statements of profit or loss and comprehensive income or loss for the year ended December 31, 2023 included revenue of $262.6 million to our consolidated revenue of $1,189.9 million. Additionally, as at December 31, 2023, Paya's total assets and total liabilities, excluding goodwill, trademarks, technologies, partner and merchant relationships and deferred tax liabilities, represented respectively 7% and 12% of the consolidated group. The amounts recognized for the assets acquired and liabilities assumed as at the date of this acquisition are described in Note 4 of the Company’s consolidated financial statements, along with the related notes thereto for the years ended December 31, 2023 and 2022 (the “Consolidated Financial Statements”).
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2023 has been audited by PricewaterhouseCoopers LLP, an Independent Registered Public Accounting Firm, as stated in their report included herein.

/s/ Philip Fayer	/s/ David Schwartz
Philip Fayer	David Schwartz
Chief Executive Officer	Chief Financial Officer
March 5, 2024	March 5, 2024

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Nuvei Corporation
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial position of Nuvei Corporation and its subsidiaries (together, the Company) as of December 31, 2023 and 2022, and the related consolidated statements of profit or loss and comprehensive income or loss, of changes in equity and of cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.
Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1
T: +1 514 205 5000, F: +1 514 876 1502

“PwC” refers to PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., an Ontario limited liability partnership.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
As described in Management’s Annual Report on Internal Control over Financial Reporting, management has excluded Paya Holdings Inc. from its assessment of internal control over financial reporting as of December 31, 2023 because it was acquired by the Company in a purchase business combination during the year ended December 31, 2023. We have also excluded Paya Holdings Inc. from our audit of internal control over financial reporting. Paya Holdings Inc. is a wholly-owned subsidiary whose total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting represent 7% and 22%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2023.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Acquisition of Paya Holdings Inc. - Valuation of technologies and partner and merchant relationships intangible assets
As described in notes 3 and 4 to the consolidated financial statements, the Company acquired 100% of the shares of Paya Holdings Inc. (“Paya”) during fiscal year 2023 for a total consideration of $1,401.3 million. Of the acquired intangible assets, $178.2 million of technologies and $455.4 million of partner and merchant relationships were recorded. To estimate the fair value of the acquired intangible assets, management used the royalty relief method to value technologies and the excess earnings method to value partner and merchant relationships using discounted cash flow models. Management applied judgment in estimating the fair value of intangible assets acquired, which involved the use of assumptions with respect to revenue and EBITDA margin forecasts, partner and merchant attrition rates, royalty rates and discount rates.
The principal considerations for our determination that performing procedures relating to the valuation of technologies and partner and merchant relationships intangible assets acquired in the acquisition of Paya is a critical audit matter is (i) the high degree of auditor judgment and subjectivity in performing procedures relating to the fair value of these intangible assets acquired due to the judgment by management when developing the estimates; (ii) the significant audit effort in evaluating the assumptions related to revenue and EBITDA margin forecasts, partner and merchant attrition rates, royalty rates and discount rates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s accounting of the acquisition, including controls over the valuation of the technologies and partner and merchant relationships intangible assets and controls over the development of the assumptions related to revenue and EBITDA margin forecasts, partner and merchant attrition rates, royalty rates and discount rates. These procedures also included, among others, (i) reading the purchase agreements; and (ii) testing management’s process for estimating the fair value of the technologies and partner and merchant relationships intangible assets. Testing management’s process included evaluating the appropriateness of the valuation methods, testing the completeness and accuracy of data provided by management, and evaluating the reasonableness of the assumptions related to revenue and EBITDA margin forecasts, partner and merchant attrition rates, royalty rates and discount rates. Evaluating the reasonableness of revenue and EBITDA margin forecasts and partner and merchant attrition rates involved consideration of the current and past performance of the acquired business, comparable prior business combinations made by the Company, and consistency with third party information. Professionals with specialized skill and knowledge were used to assist us in evaluating the appropriateness of management’s methods, models, and the reasonableness of the royalty rates and discount rates by considering comparable prior business combinations made by the Company and industry data.
Goodwill impairment test of the Nuvei Corporation and Digital Payments cash generating units (CGUs)
As described in Notes 3 and 9 to the consolidated financial statements, the Company’s goodwill balance was $1,987.7 million as of December 31, 2023, including $1,236.6 million for the Nuvei Corporation CGU and $735.8 million for the Digital Payments CGU. Goodwill is tested for impairment annually as at October 1 and whenever an impairment trigger is identified. For the purposes of impairment testing, goodwill has been allocated to the Company’s CGUs, which represent the lowest level within the Company at which goodwill is monitored. An impairment loss is recognized if the carrying amount of a CGU exceeds its recoverable amount. The recoverable amount is the higher of a CGU’s fair value less costs to sell and its value in use. Management determined the recoverable amounts of the CGUs based on the fair value less costs to sell method, estimated using an income approach, being discounted cash flows. The discounted cash flows take into consideration future cash flows for each CGU, which are then discounted using a discount rate. The future cash flows are based on the most recent financial forecasts approved by management. The key assumptions used in the discounted cash flows included estimated revenue and EBITDA margin forecasts in determining future cash flows, as well as discount rates. No impairment charge was recognized as a result of the impairment test during the year ended December 31, 2023.
The principal considerations for our determination that performing procedures relating to goodwill impairment test of the Nuvei Corporation and Digital Payments CGUs is a critical audit matter are (i) the auditor judgment and effort in performing procedures relating to management’s estimated recoverable amounts of the Nuvei Corporation and Digital Payments CGUs which included evaluating the key assumptions related to estimated revenue and EBITDA margin forecasts in determining future cash flows and the discount rates; and (ii) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) testing the effectiveness of controls relating to management’s goodwill impairment test and (ii) testing management’s process for estimating the recoverable amounts of the Nuvei Corporation and Digital Payments CGUs. Testing management’s process included evaluating the appropriateness of the fair value less costs to sell method, estimated using an income approach, being discounted cash flows, testing the completeness and accuracy of underlying data provided by management, and evaluating the reasonableness of the key assumptions, including estimated revenue and EBITDA margin forecasts in determining future cash flows, as well as discount rates. Evaluating management’s key assumptions related to estimated revenue and EBITDA margin forecasts in determining future cash flows involved evaluating whether the key assumptions used by management were reasonable considering (i) the current and past performance of the Nuvei Corporation and Digital Payments CGUs; and (ii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist us in evaluating the appropriateness of management’s method and approach, and the reasonableness of the discount rates.

/s/ PricewaterhouseCoopers LPP

Montréal, Canada
March 5, 2024

We have served as the Company’s auditor since 2005.

Nuvei Corporation
Consolidated Statements of Financial Position
As at December 31, 2023 and 2022

(in thousands of US dollars)

	Notes	2023	2022
		$	$
Assets

Current assets
Cash and cash equivalents		170,435	751,686
Trade and other receivables	5	105,755	61,228
Inventory	6	3,156	2,117
Prepaid expenses		16,250	12,254
Income taxes receivable	17	4,714	3,126
Current portion of advances to third parties		—	579
Current portion of contract assets		1,038	1,215
Other current assets	7, 26	7,582	—

Total current assets before segregated funds		308,930	832,205
Segregated funds		1,455,376	823,666

Total current assets		1,764,306	1,655,871

Non-current assets
Advances to third parties		—	1,721
Property and equipment	8	33,094	31,881
Intangible assets	4, 9	1,305,048	694,995
Goodwill	4, 9	1,987,737	1,114,593
Deferred tax assets	17	4,336	17,172
Contract assets		835	997
Processor and other deposits		4,310	4,757
Other non-current assets	7, 21	35,601	2,682

Total Assets		5,135,267	3,524,669

Nuvei Corporation
Consolidated Statements of Financial Position
As at December 31, 2023 and 2022

(in thousands of US dollars)

	Notes	2023	2022
		$	$
Liabilities

Current liabilities
Trade and other payables	10	179,415	125,533
Income taxes payable	17	25,563	16,864
Current portion of loans and borrowings	12	12,470	8,652
Other current liabilities	11	7,859	4,224

Total current liabilities before due to merchants		225,307	155,273
Due to merchants		1,455,376	823,666

Total current liabilities		1,680,683	978,939

Non-current liabilities
Loans and borrowings	12	1,248,074	502,102
Deferred tax liabilities	17	151,921	61,704
Other non-current liabilities	11	10,374	2,434

Total Liabilities		3,091,052	1,545,179

Equity

Equity attributable to shareholders
Share capital	13	1,969,734	1,972,592
Contributed surplus		324,941	202,435
Deficit		(224,902)	(166,877)
Accumulated other comprehensive loss		(43,456)	(39,419)

		2,026,317	1,968,731
Non-controlling interest		17,898	10,759

Total Equity		2,044,215	1,979,490

Total Liabilities and Equity		5,135,267	3,524,669
Contingencies	25
Subsequent event	26
Approved by the Board of Directors
(signed) Philip Fayer	(signed) Timothy Andrew Dent
Chair of the Board	Chair of the Audit Committee
The accompanying notes are an integral part of these Consolidated Financial Statements.

Nuvei Corporation
Consolidated Statements of Profit or Loss and Comprehensive Income or Loss
For the years ended December 31, 2023 and 2022

(in thousands of US dollars, except for per share amounts)

	Notes	2023	2022
		$	$
Revenue	14	1,189,893	843,323
Cost of revenue	14	222,906	171,425
Gross profit		966,987	671,898

Selling, general and administrative expenses	14	850,090	590,966
Operating profit		116,897	80,932

Finance income	15	(9,283)	(13,694)
Finance cost	15	121,334	22,841
Net finance cost		112,051	9,147
Gain on foreign currency exchange		(10,101)	(15,752)
Income before income tax		14,947	87,537

Income tax expense	17	15,643	25,582
Net income (loss)		(696)	61,955

Other comprehensive income (loss), net of tax
Items that may be reclassified subsequently to profit and loss:
Foreign operations – foreign currency translation differences		3,065	(30,858)
Change in fair value of financial instruments designated as cash flow hedges		(6,608)	—
Reclassification of change in fair value of financial instruments designated as cash flow hedges to profit and loss		(494)	—
Comprehensive income (loss)		(4,733)	31,097

Net income (loss) attributable to:
Common shareholders of the Company		(7,835)	56,732
Non-controlling interest		7,139	5,223
		(696)	61,955

Comprehensive income (loss) attributable to:
Common shareholders of the Company		(11,872)	25,874
Non-controlling interest		7,139	5,223
		(4,733)	31,097

Net income (loss) per share	18
Net income (loss) per share attributable to common shareholders of the Company
Basic		(0.06)	0.40
Diluted		(0.06)	0.39
The accompanying notes are an integral part of these Consolidated Financial Statements.

Nuvei Corporation
Consolidated Statements of Cash Flows
For the years ended December 31, 2023 and 2022

(in thousands of US dollars)

		2023	2022
	Notes	$	$
Cash flow from operating activities
Net income (loss)		(696)	61,955
Adjustments for:
Depreciation of property and equipment	8	14,448	8,483
Amortization of intangible assets	9	121,975	93,009
Amortization of contract assets		1,618	1,941
Share-based payments	14	134,609	139,103
Net finance cost	15	112,051	9,147
Gain on foreign currency exchange		(10,101)	(15,752)
Income tax expense	17	15,643	25,582
Fair value remeasurement of investment		974	—
Loss on disposal		1,154	175
Changes in non-cash working capital items	23	(12,414)	(10,881)
Interest paid		(92,319)	(23,370)
Interest received		12,727	10,753
Income taxes paid - net		(36,664)	(32,482)
		263,005	267,663
Cash flow used in investing activities
Business acquisitions, net of cash acquired	4	(1,379,778)	—
Payment of acquisition-related contingent consideration		—	(2,012)
Acquisition of property and equipment	8	(10,200)	(13,744)
Acquisition of intangible assets	9	(44,880)	(34,578)
Acquisition of distributor commissions	9	(20,318)	(2,426)
Disposal (acquisition) of other non-current assets	7	(32,225)	466
Issuance of loan receivable	7	(6,905)	—
Net decrease in advances to third parties		245	2,059
		(1,494,061)	(50,235)
Cash flow from (used in) financing activities
Shares repurchased and cancelled	13	(56,042)	(166,609)
Transaction costs from issuance of shares		—	(903)
Proceeds from exercise of stock options	13	8,167	2,072
Repayment of loans and borrowings	12	(127,840)	(5,120)
Proceeds from loans and borrowings	12	898,548	—
Financing fees related to loans and borrowings	12	(39,438)	—
Payment of lease liabilities		(5,711)	(3,727)
Dividend paid to shareholders	13	(27,923)	—
Purchase of non-controlling interest	20	—	(39,751)
Dividend paid by subsidiary to non-controlling interest		—	(260)
		649,761	(214,298)
Effect of movements in exchange rates on cash		44	(20)
Net increase (decrease) in cash and cash equivalents		(581,251)	3,110
Cash and cash equivalents – Beginning of Year		751,686	748,576
Cash and cash equivalents – End of Year		170,435	751,686
The accompanying notes are an integral part of these Consolidated Financial Statements.

Nuvei Corporation
Consolidated Statements of Changes in Equity
For the years ended December 31, 2023 and 2022

(in thousands of US dollars)

		Attributable to shareholders of the Company					Non- Controlling interest	Total equity
		Share capital	Contributed surplus	Deficit	Accumulated Other comprehensive loss
	Notes				Cumulative translation adjustments	Cash flow hedge reserve
		$	$	$	$	$	$	$

Balance as at January 1, 2022		2,057,105	69,943	(108,749)	(8,561)	—	12,102	2,021,840

Contributions and distributions
Exercise of equity-settled share-based payments	13, 16	6,061	(3,989)	—	—	—	—	2,072
Equity-settled share-based payments	4, 16	—	139,103	—	—	—	—	139,103
Tax effect - equity-settled share-based payments		—	(2,622)	—	—	—	—	(2,622)
Shares repurchased and cancelled	13	(75,902)	—	(53,933)	—	—	—	(129,835)
Effect of share repurchase liability	12	(14,672)	—	(27,812)	—	—	—	(42,484)
Dividend paid by subsidiary to non-controlling interest		—	—	—	—	—	(260)	(260)
Effect of purchase of non-controlling interest, net of tax	20	—	—	(33,115)	—	—	(6,306)	(39,421)
Net income and comprehensive income		—	—	56,732	(30,858)	—	5,223	31,097

Balance as at December 31, 2022		1,972,592	202,435	(166,877)	(39,419)	—	10,759	1,979,490

Balance as at January 1, 2023		1,972,592	202,435	(166,877)	(39,419)	—	10,759	1,979,490

Contributions and distributions
Exercise of equity-settled share-based payments	13, 16	30,520	(22,353)	—	—	—	—	8,167
Equity-settled share-based payments	4, 16	—	144,435	—	—	—	—	144,435
Tax effect - equity-settled share-based payments		—	424	—	—	—	—	424
Effect of share repurchase liability	13	(33,378)	—	(22,093)	—	—	—	(55,471)
Dividends declared	13	—	—	(28,097)	—	—	—	(28,097)
Net loss and comprehensive loss		—	—	(7,835)	3,065	(7,102)	7,139	(4,733)

Balance as at December 31, 2023		1,969,734	324,941	(224,902)	(36,354)	(7,102)	17,898	2,044,215
The accompanying notes are an integral part of these Consolidated Financial Statements.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)

1. Reporting entity
Nuvei Corporation (“Nuvei” or the “Company”) is a global payment technology provider to businesses across North America, Europe, Middle East and Africa, Latin America and Asia Pacific and is domiciled in Canada with its registered office located at 1100 René-Lévesque Blvd., 9th floor, Montreal, Quebec, Canada. Nuvei is the ultimate parent of the group and was incorporated on September 1, 2017 under the Canada Business Corporations Act (“CBCA”).
The Company's Subordinate Voting Shares are listed on the Toronto Stock Exchange ("TSX") and on the Nasdaq Global Select Market ("Nasdaq") both under the symbol "NVEI".
2. Basis of preparation and consolidation
Statement of compliance
These Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
The Consolidated Financial Statements as at and for the years ended December 31, 2023 and 2022, were authorized for issue by the Company’s Board of Directors on March 5, 2024.
Basis of measurement
The Consolidated Financial Statements have been prepared on the historical cost basis except for:
•Contingent consideration, investments and derivative financial instruments, which are measured at fair value; and
•Share-based compensation transactions, which are measured pursuant to IFRS 2, Share-based Payment (note 16).
Operating segment
The Company has one reportable segment for the provision of payment technology solutions to merchants and partners.
Estimates, judgments and assumptions
The preparation of these Consolidated Financial Statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates, judgements and assumptions.
Judgments
Critical judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements include the following:
Revenue recognition (note 3)
The identification of revenue-generating contracts with customers, the identification of performance obligations, the determination of the transaction price and allocations between identified performance obligations, the use of appropriate revenue recognition method for each performance obligation and the measure of progress for performance obligations satisfied over time are the main aspects of the revenue recognition process, all of which require the exercise of judgment and use of assumptions. In addition, the Company has applied judgment in assessing the principal versus agent considerations for its transaction and processing services.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
Determining the fair value of identifiable intangible assets following a business combination (note 4)
The Company uses valuation techniques to determine the fair value of identifiable intangible assets acquired in a business combination, which are generally based on a forecast of total expected future net discounted cash flows. These valuations are linked closely to the assumptions made by management regarding the future performance of the related assets and the discount rate applied as it would be assumed by a market participant.
Recognizing expense of share-based payments with performance conditions (note 16)
The expense recognized for share-based payments for which the performance conditions have not yet been met is based on an estimation of the probability of achieving the performance conditions and the timing of their achievement, which is difficult to predict. The final expense is only determinable when the outcome is known.
Determining the fair value of services rendered by an external party (note 16)
When issuing share-based payments in exchange for services rendered under a contract with a third party, the Company records the fair value of the services provided by the third party by estimating the fair value of the services received under the contract, rather than using the fair value of the shares issued in exchange for the services. Management applied significant judgment in determining that the fair value of the services were more reliably measurable in the exchange.
Assumptions and estimation uncertainties
Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:
•Estimating the recoverable amount of goodwill (note 9);
•Estimating the provision for losses on merchant accounts (note 11);
•Estimating the fair value of share-based payment transactions (note 16);
•Estimating the recoverable amount of tax balances for recognition of tax assets (note 17); and
•Estimating the fair value measurement of level 3 financial instruments (note 21).

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
3. Material accounting policies and new accounting standards
The material accounting policies set out below have been applied consistently to all periods presented in these Consolidated Financial Statements, and have been applied consistently by the Company’s subsidiaries, unless otherwise indicated.
Foreign currency
Functional and presentation currency
These Consolidated Financial Statements are presented in US dollars, which is also the Company’s functional currency.
Foreign currency transactions
Transactions in foreign currencies are translated to the respective functional currencies of entities of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction.
Foreign currency differences are recognized in profit or loss.
Foreign operations
The assets and liabilities of foreign operations whose functional currency is not the US dollar, including goodwill and fair value adjustments arising on acquisition, are translated to US dollars at the exchange rates at the reporting date. The revenue and expenses of foreign operations are translated into US dollars at the average exchange rate for the period.
Foreign currency differences are recognized in other comprehensive income (loss) in the cumulative translation reserve (accumulated other comprehensive income (loss)), except to the extent that the translation difference is allocated to the non-controlling interest.
Business combinations
Business combinations are accounted for using the acquisition method at the acquisition date. The consideration transferred for the acquisition of a business is the fair value of the assets transferred, and any liability and equity interests issued by the Company on the date control of the acquired company is obtained. The consideration transferred includes the fair value of any asset or a liability resulting from a contingent consideration arrangement. Contingent consideration is subsequently remeasured at fair value, with any resulting gain or loss recognized and included in the consolidated statements of profit or loss and comprehensive income or loss. Contingent consideration that is payable contingent upon key employees’ continued employment with the Company is expensed over the service period. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are generally measured initially at their fair values at the acquisition date. The Company measures goodwill as the fair value for the consideration transferred including the recognized amount of any non controlling interest in the acquiree, less the net recognized amount of the identifiable assets acquired and liabilities assumed, all measured at the acquisition date. If this consideration is lower than the fair value of the net assets of the business acquired, the difference is recognized immediately in the consolidated statements of profit or loss and comprehensive income or loss as a gain from a bargain purchase.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
To estimate the fair value of the intangible assets, management uses the excess earnings method to value partner and merchant relationships and the royalty relief method to value technologies using discounted cash flow models. Management developed assumptions related to revenue and EBITDA margin forecasts, partner and merchant attrition rates, royalty rates and discount rates.
If the final purchase price allocation for a business combination is incomplete, the Company reports provisional amounts for the items for which the accounting is incomplete. Provisional amounts are adjusted during the measurement period to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amount recognized at that date. The measurement period is the period from the acquisition date to the date the Company obtains complete information about facts and circumstances that existed as of the acquisition date and is subject to a maximum of one year.
Transaction costs, other than those associated with the issue of debt or equity securities, and other direct costs of a business combination are not considered part of the business acquisition transaction and are expensed as incurred and recorded under selling, general and administrative expenses in the consolidated statements of profit or loss and comprehensive income or loss.
Basis of consolidation
Subsidiaries
Subsidiaries are all entities over which the Company has control. Control exists when the Company is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through the power over the entity. The financial statements of subsidiaries are included in the Consolidated Financial Statements from the date that control commences until the date that control ceases.
The Company’s principal subsidiaries, their jurisdiction of incorporation and the Company’s percentage ownership share of each are as follows:

Subsidiary	Jurisdiction of incorporation	Ownership percentage
Loan Payment Pro ("LPP")	United States	100%
Nuvei Commerce LLC	United States	100%
Nuvei Consulting Services Ltd.	Israel	100%
Nuvei International Group Limited	Guernsey	100%
Nuvei Ltd.	Cyprus	100%
Nuvei Technologies Corp.	Canada	100%
Nuvei Technologies Inc.	United States	100%
Nuvei Technology & Services B.V.	Netherlands	100%
Nuvei US LLC	United States	100%
Paya Holdings Inc.	United States	100%
Paya Inc.	United States	100%
SimplexCC Ltd.	Israel	100%

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
Non-controlling interest
In the case of a business combination involving less than 100% of ownership interests, a non-controlling interest is measured either at fair value or at the non-controlling interest’s share of the identifiable net assets of the acquiree. The basis of measurement is determined on a transaction-by-transaction basis. Changes in the Company’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.
Transactions eliminated on consolidation
Intercompany balances and transactions, and any revenue and expenses arising from intercompany transactions, are eliminated in preparing the Consolidated Financial Statements.
Revenue from contracts with customers
Performance obligations and revenue recognition policies
Revenues are recognized when control of the promised goods or services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for these goods and services. The following describes the nature and timing of the satisfaction of performance obligation in contracts with customers, including significant payment terms, and the related revenue recognition policies.
Merchant transaction and processing services
Revenue from the Company’s merchant transaction and processing services revenues are derived primarily from e-commerce and retail point-of-sale payment processing services, and stem from relationships with individual merchants and partners. Additionally, transaction and processing services revenues are governed by contracts with financial services institutions and other merchant acquirers. The contracts stipulate the types of services and set forth how fees will be incurred and calculated. Merchant transaction and processing services revenues are generated from processing electronic payment transactions for merchants.
The Company’s transaction and processing revenues primarily comprise (a) fees calculated based on a percentage of monetary value of transactions processed; (b) fees calculated based on number of transactions processed; (c) service and subscription fees; or (d) some combination thereof that are associated with transaction and processing services.
The Company’s promise to its customers is to stand ready to process transactions the customer requests on a daily basis over the contract term. The Company has determined that the transaction and processing services represent a stand-ready series of distinct days of service that are substantially the same and have the same pattern of transfer to the customer. As a result, the Company has determined that merchant arrangements for transaction and processing services represent one performance obligation. Substantially all of the Company’s revenues are recognized over time as a daily series over the term of the contracts.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
To provide the transaction and processing services, the Company routes and clears each transaction, and obtains authorization for the transaction and requests funds settlement from the applicable financial institution, through the applicable payment network. When third parties are involved in the transfer of goods or services to a customer, the Company considers the nature of each specific promised good or service and applies judgment to determine whether it controls the good or service before it is transferred to a customer or whether it is acting as an agent of the third party. To determine whether or not it controls the good or service before it is transferred to the customer, the Company assesses a number of indicators including whether it or the third party is primarily responsible for fulfillment and which party has discretion in determining pricing for the good or service. Based on the Company’s assessment of these indicators, it has concluded that its promise to the customer to provide transaction and processing services is distinct from the services provided by the card issuing financial institutions and payment networks in connection with payment transactions. When the Company does not have the ability to direct the use of and obtain substantially all of the benefits of the services provided by the card issuing financial institutions and payment networks before these services are transferred to the customer, and on that basis, it does not control these services prior to being transferred to the customer, the Company presents revenues net of the interchange fees charged by the card issuing financial institutions and the fees charged by the payment networks. In all other instances, the transaction and processing services revenue is reported on a gross basis, as the Company has determined it is the principal in the arrangement.
Since the timing and quantity of transactions to be processed by the Company is not determinable in advance, and the consideration received is contingent upon the customers’ uses (e.g. a percentage of the transaction value or a fixed fee per transaction, number of payment transactions processed, or number of cards on file), the total transaction price is variable. The Company has determined that the performance obligation to provide merchant transaction and processing services meets the allocation of variable consideration exception criteria in that (a) the terms of the variable payment relate specifically to the entity’s efforts to satisfy the performance obligation or transfer the distinct service and (b) allocating the variable amount of consideration entirely to the performance obligation or the distinct good or service is consistent with the allocation objective when considering all of the performance obligations and payment terms in the contract. As a result, the Company allocates and recognizes variable consideration in the period it has the contractual right to invoice the customer.
Other revenue
The Company may sell hardware (“point-of-sale equipment”) as part of its contracts with customers. Hardware consists of terminals or gateway devices. The Company does not manufacture hardware but purchases hardware from third-party vendors and holds the hardware in inventory until purchased by a customer. The Company accounts for sales of hardware as a separate performance obligation and recognizes the revenue at its stand-alone selling price when a customer obtains control of the hardware, which is generally when the hardware is shipped.
Interest revenue
Interest revenue may be earned on funds held on behalf of customers. While this is not revenue earned from contracts with customers, the Company presents interest revenue on customer funds in revenue since it is earned on funds that are held as part of the Company’s revenue generating activities.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
Cash and cash equivalents
Cash and cash equivalents comprise deposits in banks and highly liquid investments having an original maturity of three months or less.
Segregated funds and due to merchants
Segregated funds are comprised of both settlements' receivable and amounts held in segregated bank accounts, which are held on behalf of merchants where the Company is in the flow of funds in the settlement transaction cycle. A corresponding liability (due to merchants) is recognized for the amounts to be settled to merchants. The segregated bank accounts are held with the Company’s banks and are segregated from operating funds. Both the segregated funds and the due to merchants are derecognized when the transaction is settled with the merchant.
Property and equipment
Recognition and measurement
Property and equipment are recorded at cost, less accumulated depreciation and accumulated impairment losses. If significant parts of an item of property and equipment have different useful lives, then they are accounted for as separate items (major components) of property and equipment.
Depreciation
Depreciation is calculated to expense the cost of items of property and equipment less their estimated residual values using the straight-line method over their estimated useful lives and is recognized in the consolidated statements of profit or loss as follows:

Assets	Period
Point-of-sale terminals	3 to 5 years
Computer equipment	3 years
Office equipment, furniture and fixtures	5 years
Leasehold improvements	Lease term
Right-of-use assets – office leases	Lease term
Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.
Intangible assets and goodwill
Recognition and measurement
Goodwill
Goodwill represents the excess of the purchase price over the fair values of the net assets of entities acquired at their respective dates of acquisition. Goodwill is carried at cost less accumulated impairment losses.
Research and development of software
The Company develops software that is used in providing processing services to customers.
Expenditure on research activities is recognized in the consolidated statements of profit or loss as incurred.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Otherwise, it is recognized in the consolidated statements of profit or loss as incurred. Subsequent to initial recognition, development expenditure is carried at cost less accumulated amortization and any accumulated impairment losses.
Other intangible assets
Other intangible assets, including trademarks, technologies, distributor commission buyouts and partner and merchant relationships, that are acquired by the Company and have finite useful lives are carried at cost less accumulated amortization and any accumulated impairment losses. Distributor commission buyouts represent amounts paid to an independent sales organization to buy out their rights to future residual commission payments. When a portion of the consideration paid is variable, it is carried at fair value with changes in value recognized as an adjustment to the cost of the intangible assets.
Subsequent expenditure
Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures are recognized in the consolidated statements of profit or loss as incurred.
Amortization
Amortization is calculated to expense the cost of intangible assets less their estimated residual values using the straight-line method over their estimated useful lives, and is recognized in the consolidated statements of profit or loss. Goodwill is not amortized.
The estimated useful lives for current and comparative years are as follows:

Assets	Period
Technologies	3 - 15 years
Partner and merchant relationships	5 - 15 years
Development costs and software	3 - 5 years
Distributor commission buyouts	7 years
Trademarks	3 - 15 years
Amortization methods, useful lives and residual values are reviewed at each reporting date and are adjusted if appropriate.
Impairment of non-financial assets
At each reporting date, the Company reviews the carrying amounts of its non-financial assets to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested for impairment annually as at October 1 and whenever an impairment trigger is identified.
For impairment testing purposes, assets that cannot be tested individually are grouped to form the smallest group of assets generating cash inflows that are largely independent of the cash inflows from other assets or groups of assets (“cash-generating units” or “CGUs”). Goodwill is allocated to the CGU or CGU group that is expected to benefit from the synergies resulting from the business combination. Each unit or group of units to which goodwill is allocated is not to be larger than an operating segment.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. The recoverable amount is the higher of an asset or a CGU's fair value less costs to sell and its value in use. Fair value is determined through various valuation techniques including discounted cash flow models, valuation multiples, quoted market values and third party independent appraisals, as considered necessary. The discounted cash flow models take into consideration management's estimates of future cash flows for each asset or CGU, which are then discounted using a discount rate that reflects current market appraisals of the time value of money and of risks of the specific asset. The data used for the impairment tests are directly related to the most recent forecast approved by the management and are adjusted as needed to exclude the impact of future restructuring and improvements to assets.
Impairment losses are recognized in the consolidated statements of profit and loss. When recognized as CGUs, impairment losses are first allocated to reduce the carrying amount of goodwill allocated to the CGU, and then to reduce the carrying amount of the other assets of the CGU on a pro rata basis on the basis of the carrying amount of each asset in the CGU.
Goodwill impairment losses are not reversed. Impairment losses on non-financial assets other than goodwill are assessed at each reporting date for any indications that the loss has decreased or has been eliminated. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is only reversed to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of amortization, if no impairment loss had been recorded.
Provisions
A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.
A contingent liability is a possible obligation that arises from past events and of which the existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not within the control of the Company; or a present obligation that arises from past events (and therefore exists), but is not recognized because it is not probable that a transfer or use of assets, provision of services or any other transfer of economic benefits will be required to settle the obligation, or the amount of the obligation cannot be estimated reliably.
Provision for losses on merchant accounts
Disputes between a cardholder and a merchant arise periodically, primarily as a result of customer dissatisfaction with merchandise quality or merchant services. Such disputes may not be resolved in the merchant’s favor. In these cases, the transaction amount is refunded to the customer by the card issuing financial institution, but the financial institution is refunded by the Company. The Company then charges back to the merchant the amount refunded to the financial institution. As such, the Company is exposed to credit risk in relation to the merchant since the Company assumes the repayment to the merchant’s customer for the full amount of the transaction even if the merchant has insufficient funds to reimburse the Company. The Company also offers transaction guarantee solutions to certain merchants.
A provision for losses on merchant accounts is maintained to absorb unrecoverable chargebacks for merchant transactions that have been previously processed and on which revenues have been recorded. The provision for losses on merchant accounts specifically comprises identifiable provisions for merchant transactions for which losses can be estimated. Management evaluates the risk for such transactions and estimates the loss for disputed transactions based primarily on historical experience and other relevant factors. Management analyzes the adequacy of its provision for losses on merchant accounts in each reporting period.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
The net charge for the provision for merchant losses is presented in selling, general and administrative expenses in the consolidated statements of profit or loss and comprehensive income or loss. When a transaction guarantee solution is provided in the merchant agreement, the related provision for merchant losses is presented in cost of revenue.
Leases
At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right of use assets are presented within property and equipment.
The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.
The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. In addition, the right-of-use asset is periodically assessed for impairment losses, and adjusted for certain remeasurements of the lease liability.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the Company’s incremental borrowing rate unless the interest rate implicit in the lease can be readily determined.
Lease payments included in the measurement of the lease liability comprise:
•fixed payments, including in-substance fixed payments;
•variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•amounts expected to be payable under a residual value guarantee; and
•the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.
The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.
When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in the consolidated statements of profit or loss if the carrying amount of the right-of-use asset has been reduced to nil.
At commencement or on modification of a contract that contains a lease component, the Company has elected not to separate non-lease components and instead to account for the lease and non-lease components as a single lease component.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
Short-term leases and leases of low-value assets
The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases and leases of low-value assets. The Company recognizes the lease payments associated with those leases as an expense on a straight-line basis over the lease term.
Financial instruments
Recognition and initial measurement
Financial assets and financial liabilities are initially recognized when the Company becomes a party to the contractual provisions of the instrument.
Classification and subsequent measurement
Financial instruments are classified into the following specified categories: amortized cost, fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss (“FVTPL”). The classification depends on the nature and purpose of the financial instrument and is determined at the time of initial recognition. The Company’s financial instruments have been classified as follows:

Financial instruments	Classification
Financial assets
Cash and cash equivalents	Amortized cost
Trade and other receivables	Amortized cost
Segregated funds	Amortized cost
Advances to third parties	FVTPL
Processor and other deposits	Amortized cost
Loan receivable [1]	Amortized cost
Derivative financial asset [1]	FVOCI
Investments [2]	FVTPL
Investments [2]	FVOCI

Financial liabilities
Trade and other payables	Amortized cost
Derivative financial liability [3]	FVOCI
Due to merchants	Amortized cost
Loans and borrowings	Amortized cost
1 Loan receivable and derivative financial asset are presented as Other current assets in the consolidated statements of financial position
2 Investments are presented as Other non-current assets in the consolidated statements of financial position
3 Derivative financial liability is presented as Other current liabilities and Other non-current liabilities in the consolidated statements of financial position
Financial assets classified and measured at amortized cost are initially recorded at fair value plus any directly attributable transaction costs and are subsequently measured using the effective interest method, less any impairment loss if:
•The asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
•The contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and/or interest.
Interest income or expense is recognized by applying the effective interest rate, except for short-term receivables when the effect of discounting is immaterial.
Financial assets that do not meet the above conditions are classified and measured at FVTPL and any transaction costs are expensed as incurred.
A financial liability is classified at FVTPL if it is classified as held-for-trading, it is a contingent consideration in a business combination, it is a derivative or it is designated as such on initial recognition. Financial liabilities at fair value are measured at fair value and net gains and losses, including interest expense, are recognized in the consolidated statements of profit or loss.
Derecognition
The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.
The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expired. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value. The Company reviews quantitative and qualitative factors in determining if the terms of the modified liability are substantially different. On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in the consolidated statements of profit or loss.
Offsetting of financial instruments
Financial assets and financial liabilities are offset and the net amount presented in the consolidated statements of financial position only when the Company has a legal right to set off the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.
Impairment of non-derivative financial assets
At each reporting date, the Company recognizes loss allowances for expected credit losses (“ECL”) on financial assets carried at amortized cost.
The Company’s trade and other receivables are accounts receivable with no financing component and have maturities of less than 12 months, and as such the Company applies the simplified approach for ECLs. As a result, the Company does not track changes in credit risk related to its trade and other receivables, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date.
For other financial assets subject to impairment, the Company measures loss allowances at an amount equal to lifetime ECLs, except for the following, which are measured at 12-month ECLs:
•debt securities that are determined to have low credit risk at the reporting date; and
•other debt securities and bank balances for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
The Company’s approach to ECLs reflects a probability-weighted outcome, the time value of money and reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions. The maximum period considered when estimating ECLs is the maximum contractual period over which the Company is exposed to credit risk.
The Company uses the provision matrix as a practical expedient to measure ECLs on accounts receivable, based on days past due for groupings of receivables with similar loss patterns. Accounts receivable are grouped based on their nature. The provision matrix is based on historical and experience observed loss rates over the expected life of the receivables with merchants and processors, and is adjusted for forward-looking estimates. The Company also considers collection experience and makes estimates regarding collectability based on trends and aging.
Hedging and derivative financial instruments
Hedging relationships
The Company may enter into derivative financial instruments to hedge its market risk exposures. On initial designation of new hedges, the Company formally documents the relationship between the hedging instruments and hedged items, including the risk management objective and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Company makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be effective in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated.
For a cash flow hedge of a forecasted transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income (loss).
Derivative financial instruments are recognized initially at fair value, and attributable transaction costs are recognized in net income as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.
Cash flow hedges
When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect net income (loss), the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income (loss) and presented in accumulated other comprehensive income (loss) as part of equity. The amount recognized in other comprehensive income (loss) is removed and included in net income (loss) under the same line item in the consolidated statements profit or loss as the hedged item, in the same period that the hedged cash flows affect net income (loss). Any ineffective portion of changes in the fair value of the derivative is recognized immediately in net income (loss). If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the forecasted transaction is no longer expected to occur, then the balance in accumulated other comprehensive income (loss) is recognized immediately in net income (loss).
Share capital
Common shares
Incremental costs directly attributable to the issuance of common shares are recognized as a deduction from equity, net of tax effects.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
Share capital repurchase
When the Company implements a normal course issuer bid ("NCIB") and it controls the amount and timing of the repurchase being made, the Company recognizes the share capital repurchase on the trade date. For each share repurchased and cancelled, the Company reduces share capital by the weighted average cost of the related category of shares and any difference between the amount paid, including transaction costs, and the weighted average cost of the related category of shares is recorded directly in retained earnings or deficit.
When the Company enters into an agreement, such as an automatic share purchase plan ("ASPP"), under which it has a contractual obligation to purchase its own shares, subject to certain pre-determined limitations, the Company initially records this obligation as a financial liability at fair value with a corresponding reduction of equity. The share repurchase liability is carried at fair value until it is settled or upon termination of the agreement, with any change in fair value being recorded in the finance costs line item in the consolidated statements of profit or loss.
Share-based payment arrangements
The Company has authorized long-term incentive plans under which options, Restricted Share Units ("RSUs"), Performance Share Units ("PSUs") and Deferred Share Units ("DSUs") can be granted. The grant date fair value of equity-settled share-based arrangements granted to directors, officers, employees and consultants is recognized as an expense, with a corresponding increase in equity, over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards with which the related service is expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service at the vesting date.
When the Company grants share-based arrangements that vest upon reaching certain performance conditions, the Company assesses, at the grant date, whether those performance conditions are market or non-market conditions. Market conditions are considered in the fair value estimate on the grant date and this fair value is not revised subsequently. For non-market conditions, the Company estimates the expected outcome of the performance targets and how many options and PSUs are expected to vest. The Company revises those estimates and related expense until the final outcome is known.
When share-based arrangements have been communicated and service inception date is deemed to have occurred but a shared understanding of the terms and conditions of the arrangement has not been reached, an expense, with a corresponding increase in equity, is recognized over the vesting period of the awards based on the best estimate of fair value at grant date. A shared understanding of the terms and conditions is not met if the outcome of the arrangement is based primarily on subjective factors. The fair value at grant date will be revised at every reporting period until the outcome is known.
Net income (loss) per share
Basic income (loss) per share is calculated by dividing net income (loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted income (loss) per share is calculated by dividing net income (loss) attributable to common shareholders of the Company, adjusted as necessary for the impact of potentially dilutive securities, by the weighted average number of common shares outstanding during the period and the impact of securities that would have a dilutive effect on income (loss) per share.
Income taxes
Income tax expense comprises current and deferred taxes. Current and deferred taxes are recognized in the consolidated statements of profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income (loss).

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
The Company recognizes the tax benefit from an uncertain tax position only if it is probable that the tax position will be sustained based on its technical merits. The Company measures and records the tax benefits from such a position based on the largest benefit that is probable of being realized upon ultimate settlement. The Company’s estimated liabilities related to these matters are adjusted in the period in which the uncertain tax position is effectively settled, the statute of limitations for examination expires or when additional information becomes available.
Current income taxes
Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable with respect to previous years.
Deferred income taxes
Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets and they relate to income taxes levied by the same tax authority on the same taxable entity or on different tax entities, but the entities intend to settle current tax liabilities and assets on a net basis or the tax assets and liabilities will be realized simultaneously.
A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.
New accounting standards and interpretations adopted
The following amendments were adopted on January 1, 2023:
Amendments to IAS 12 Income taxes
The amendments provide a temporary exception from the requirement to recognise and disclose deferred income taxes arising from substantively enacted or enacted tax legislation that implements the Pillar Two model rules, as published by the Organization for Economic Development and Co-operation (“OECD”). The amendments also introduce targeted disclosure requirements in the notes for affected entities to enable users of financial statements to understand the extent to which an entity will be affected by the minimum tax, particularly before these rules are applicable. The Company has applied these amendments and updated its disclosures in the Consolidated Financial Statements (Note 17).
Amendments to IAS 1 and IFRS Practice Statement 2, Disclosure of Accounting Policy Information
The amendments to IAS 1 require companies to disclose their material accounting policy information rather than their significant accounting policies. The amendments to IFRS Practice Statement 2 provide guidance on how to apply the concept of materiality to accounting policy disclosures. The Company has applied these amendments.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
New accounting standards and interpretations issued but not yet adopted
The IASB has issued new standards and amendments to existing standards which are applicable to the Company in future periods. Management does not expect that these amendments will have a material impact on the consolidated financial statements.
Amendments to liability classification
On October 31, 2022, the IASB issued new amendments to IAS 1 in addition to the previous amendment issued in 2020 that clarify requirements when classifying liabilities as non-current and extend the application period to January 1, 2024.
When an entity classifies a liability arising from a loan arrangement as non-current and that liability is subject to the covenants which an entity is required to comply with within twelve months of the reporting date, this amendment requires the entity to disclose information in the notes that enables users of financial statements to understand the risk that the liability could become repayable within twelve months of the reporting period, including:
(a) the carrying amount of the liability;
(b) information about the covenants;
(c) facts and circumstances, if any, that indicate the entity may have difficulty complying with the covenants. Such facts and circumstances could also include the fact that the entity would not have complied with the covenants based on its circumstances at the end of the reporting period.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
4. Business combinations
Transactions for the year ended December 31, 2023
Paya Holdings Inc.
On February 22, 2023, the Company acquired 100% of the shares of Paya Holdings Inc. ("Paya"), a leading U.S. provider of integrated payment and frictionless commerce solutions, for a total consideration of $1,401,261, comprised of $1,391,435 in cash and $9,826 of the portion of replacement share-based awards that was considered part of the consideration transferred. The cash consideration included the settlement by the Company of seller-related payments of $51,876 paid by Paya immediately prior to closing and thereby increased the calculated purchase price. The Company determined that the transaction met the definition of a business combination. Acquisition costs of $15,470 have been expensed during the year ended December 31, 2023. For the period from the acquisition date to December 31, 2023, Paya contributed revenue of $262,640 and net income of $38,385. The net income includes the amortization of identifiable intangible assets acquired.
Assuming this business combination would have been completed on January 1, 2023, Paya would have contributed pro forma revenue of approximately $302,558 and pro forma net income of approximately $39,105 for the year ended December 31, 2023. In determining these amounts, the Company assumed that the fair value adjustments that arose on the date of acquisition would have been the same if the acquisition had occurred on January 1, 2023. To align with the Company's presentation, Paya's revenue contribution amounts are presented net of interchange fees, which was not the case for a small portion of fees prior to its acquisition by the Company.
Paya has become part of the Company's United States federal consolidated tax group. During the year ended December 31, 2023, this resulted in the offset of deferred tax assets of the Company with the deferred tax liabilities of Paya.
Since the initial purchase price allocation was recognized, the portion of replacement share-based awards that was considered part of the consideration transferred has been increased by $2,781, current assets decreased by $1,284, current liabilities increased by $359 and deferred tax liabilities increased by $1,031 relating to new information obtained about facts and circumstances that existed at the time of acquisition. Those adjustments to the provisional amounts have been recorded with a corresponding impact on goodwill of $5,455.
Other
On March 1, 2023, the Company acquired certain assets of a service provider. The Company determined that the transaction met the definition of a business combination. The total cash consideration for this acquisition was $10,000. Acquisition costs of $129 have been expensed during the year ended December 31, 2023. For the period from the acquisition date to December 31, 2023, those assets contributed revenue of $1,874 and net loss of $3,237. The net loss includes the amortization of identifiable intangible assets acquired resulting from the transaction on March 1, 2023.
Assuming this business combination would have been completed on January 1, 2023, the Company estimates that those assets would have contributed pro forma revenue of $2,146 and pro forma net loss of $3,973 for the year ended December 31, 2023. In determining these amounts, the Company has assumed that the fair value adjustments that arose on the date of acquisition would have been the same if the acquisition had occurred on January 1, 2023.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
Purchase Price Allocation
The following table summarizes the final amounts of assets acquired and liabilities assumed at the acquisition date for acquisitions in the year ended December 31, 2023:

	Paya $	Other $	Total $
Assets acquired
Cash	21,657	—	21,657
Segregated funds	244,798	—	244,798
Trade and other receivables	23,263	—	23,263
Inventory	293	—	293
Prepaid expenses	2,816	—	2,816
Property and equipment	5,419	12	5,431
Processor deposits	385	—	385
Intangible assets
Software	3,131	—	3,131
Trademarks	16,607	—	16,607
Technologies	178,173	6,908	185,081
Partner and merchant relationships	455,364	—	455,364
Goodwill[1]	864,172	3,193	867,365
	1,816,078	10,113	1,826,191
Liabilities assumed
Trade and other payables	(30,037)	(113)	(30,150)
Current portion of loans and borrowings	(1,142)	—	(1,142)
Other current liabilities	(3,142)	—	(3,142)
Due to merchants	(244,798)	—	(244,798)
Income taxes payable	(1,696)	—	(1,696)
Loans and borrowings	(2,492)	—	(2,492)
Deferred tax liabilities	(131,510)	—	(131,510)
	(414,817)	(113)	(414,930)
Total consideration
Cash paid	1,391,435	10,000	1,401,435
Share-based payments (note 16)	9,826	—	9,826
	1,401,261	10,000	1,411,261
1 Goodwill mainly consists of future growth, assembled workforce and expected synergies, which were not recorded separately since they did not meet the recognition criteria for identifiable intangible assets. Goodwill arising from the Paya acquisition is not deductible for income tax purposes.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
5. Trade and other receivables

	2023	2022
	$	$
Trade receivables	74,409	36,298
Due from processing banks	21,403	19,133
Other receivables	9,943	5,797
Total	105,755	61,228
6. Inventory
For the year ended December 31, 2023, the cost of revenue includes inventory costs of $2,574 (2022 – $2,041) and there was no write-down to net realizable value (nil in 2022).
7. Other assets
a)Other current assets
Other current assets comprise the following:

	Note	2023	2022
		$	$

Loan receivable	26	6,905	—
Derivative financial asset	21	677	—
		7,582	—
b)Other non-current assets
Other non-current assets comprise the following:

	Note	2023	2022
		$	$
Investment measured at fair value through profit or loss	21	3,699	2,004
Investment measured at fair value through other comprehensive income	21	25,862	—
Other		6,040	678
		35,601	2,682

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
8. Property and equipment

	Note	Point-of-sale terminals	Computer equipment	Office equipment, furniture and fixtures	Leasehold improvements	Right-of-use assets – Office leases	Total
		$	$	$	$	$
Cost
Balance as at December 31, 2021		3,632	9,764	1,742	3,901	13,806	32,845
Acquisitions		1,182	10,810	529	1,223	8,376	22,120
Disposal		—	(2,038)	(24)	(220)	—	(2,282)
Fully depreciated assets		—	(945)	—	(196)	(424)	(1,565)
Effect of movements in exchange rates		(280)	(228)	(14)	7	(233)	(748)
Balance as at December 31, 2022		4,534	17,363	2,233	4,715	21,525	50,370
Acquisitions		1,078	8,683	89	350	1,194	11,394
Disposal		—	(1)	(59)	(398)	(1,828)	(2,286)
Acquisition through business combinations	4	—	1,530	194	386	3,321	5,431
Fully depreciated assets		—	(1,625)	—	(702)	—	(2,327)
Effect of movements in exchange rates		113	(102)	56	100	93	260
Balance as at December 31, 2023		5,725	25,848	2,513	4,451	24,305	62,842

Accumulated depreciation
Balance as at December 31, 2021		2,220	3,725	568	1,253	6,223	13,989
Depreciation		597	3,815	280	451	3,340	8,483
Disposal		—	(2,036)	(13)	(87)	—	(2,136)
Fully depreciated assets		—	(945)	—	(196)	(424)	(1,565)
Effect of movement in exchange rates		(163)	(48)	(8)	(16)	(47)	(282)
Balance as at December 31, 2022		2,654	4,511	827	1,405	9,092	18,489
Depreciation		703	7,794	397	694	4,860	14,448
Disposal		—	—	(30)	(1)	(1,101)	(1,132)
Fully depreciated assets		—	(1,625)	—	(702)	—	(2,327)
Effect of movement in exchange rates		110	47	—	71	42	270
Balance as at December 31, 2023		3,467	10,727	1,194	1,467	12,893	29,748

Carrying amounts
At December 31, 2022		1,880	12,852	1,406	3,310	12,433	31,881
At December 31, 2023		2,258	15,121	1,319	2,984	11,412	33,094

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
9. Intangible assets and goodwill
a)Intangible assets

	Note	Technologies	Partner and merchant relationships	Development costs and software	Distributor commission buyouts	Trademarks	Total intangible assets	Goodwill
		$	$	$	$	$	$	$
Cost
Balance as at December 31, 2021		402,332	495,110	73,154	—	11,935	982,531	1,126,768
Acquisitions		173	—	34,405	2,597	—	37,175	—
Acquisition through business combinations		—	—	—	—	—	—	(1,359)
Settlement of advances to a third party		—	12,967	—	—	—	12,967	—
Transfer		—	137	(137)	—	—	—	—
Disposal		—	—	(36)	—	—	(36)	—
Fully amortized assets		(3,344)	(114,781)	—	—	(7,109)	(125,234)	—
Effect of movements in exchange rates		(3,478)	(6,504)	(1,221)	(59)	—	(11,262)	(10,816)
Balance as at December 31, 2022		395,683	386,929	106,165	2,538	4,826	896,141	1,114,593
Acquisitions		785	—	44,095	20,318	—	65,198	—
Acquisition through business combinations	4	185,081	455,364	3,131	—	16,607	660,183	867,365
Settlement of advances to a third party		—	2,047	—	—	—	2,047	—
Disposal		—	—	—	—	(4)	(4)	—
Fully amortized assets		—	(18,943)	(6,581)	—	—	(25,524)	—
Effect of movements in exchange rates		1,621	3,886	737	(114)	2	6,132	5,779
Balance as at December 31, 2023		583,170	829,283	147,547	22,742	21,431	1,604,173	1,987,737

Accumulated amortization
Balance as at December 31, 2021		44,762	148,056	33,310	—	8,803	234,931	—
Amortization		29,118	47,214	15,584	—	1,093	93,009	—
Disposal		—	—	(7)	—	—	(7)	—
Fully amortized assets		(3,344)	(114,781)	—	—	(7,109)	(125,234)	—
Effect of movements in exchange rates		(266)	(432)	(855)	—	—	(1,553)	—
Balance as at December 31, 2022		70,270	80,057	48,032	—	2,787	201,146	—
Amortization		40,312	55,342	20,376	3,192	2,753	121,975	—
Fully amortized assets		—	(18,943)	(6,581)	—	—	(25,524)	—
Effect of movements in exchange rates		341	745	378	64	—	1,528	—
Balance as at December 31, 2023		110,923	117,201	62,205	3,256	5,540	299,125	—

Carrying amounts
At December 31, 2022		325,413	306,872	58,133	2,538	2,039	694,995	1,114,593
At December 31, 2023		472,247	712,082	85,342	19,486	15,891	1,305,048	1,987,737

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
b)Goodwill impairment test
For the years ended December 31, 2023 and 2022, the Company performed its annual impairment test of goodwill. For the purposes of impairment testing, goodwill has been allocated to the Company’s CGUs, which represent the lowest level within the Company at which goodwill is monitored for internal management purposes, as follows:

		Nuvei Corporation [1]	Digital Payments [2]	LPP	Total
	Notes	$	$	$	$
Balance as at December 31, 2021		373,738	737,647	15,383	1,126,768
Acquisitions through business combinations		(1,359)	—	—	(1,359)
Effect of movements in exchange rates		—	(10,816)	—	(10,816)
Balance as at December 31, 2022		372,379	726,831	15,383	1,114,593
Acquisitions through business combinations	4	864,172	3,193	—	867,365
Effect of movements in exchange rates		—	5,779	—	5,779
Balance as at December 31, 2023		1,236,551	735,803	15,383	1,987,737
1 Includes the acquisition of Paya (note 4)
2 Includes the acquisition of a service provider (note 4)
The Company determined the recoverable amounts of the CGUs based on the fair value less costs to sell method, estimated using an income approach and further validated using a market approach, which is the adjusted EBITDA multiple. The Company concluded that the recoverable amount of the CGUs subject to the annual test was greater than their carrying amount. As such, no impairment charge was recorded during 2023 and 2022.
The fair values were based on a discounted cash flows, which takes into account the most recent financial forecasts approved by management. The key assumptions for the fair value less costs to sell method include estimated revenue and EBITDA margin forecasts in determining future forecasted cash flows, as well as discount rates applied to forecasted cash flows. The values assigned to the key assumptions represent management’s assessment of future trends and have been based on historical data from external and internal sources. No reasonably possible change in the key assumptions used in determining the recoverable amount would result in any impairment of goodwill.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
10. Trade and other payables
Trade and other payables comprise the following:

	2023	2022
	$	$
Trade payables	70,125	43,813
Accrued bonuses and other compensation-related liabilities	52,155	36,379
Sales tax payable	7,295	8,007
Interest payable	3,982	458
Due to merchants not related to segregated funds	29,105	20,076
Other accrued liabilities	16,753	16,800
	179,415	125,533
Information about the Company's exposure to currency and liquidity risk is included in note 20.
11. Other liabilities
a)Other current liabilities
Other current liabilities comprise the following:

	Note	2023	2022
		$	$
Provision for losses on merchant accounts		5,280	2,693
Derivative financial liability	21	628	—
Other		1,951	1,531
		7,859	4,224
The movements in the provision for losses on merchant accounts are as follows:

	2023	2022
	$	$
Balance – Beginning of year	2,693	6,265
Provision made during the year	7,463	2,818
Provision used or reversed during the year	(4,899)	(6,390)
Effect of movements in exchange rates	23	—
Balance – End of year	5,280	2,693

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
b)Other non-current liabilities
Other non-current liabilities comprise the following:

	Note	2023	2022
		$	$
Derivative financial liability	21	7,152	—
Other		3,222	2,434
		10,374	2,434
12. Loans and borrowings
The terms and conditions of the Company’s loans and borrowings are as follows:

			2023		2022
	Notes	Facility	Carrying amount	Facility	Carrying amount
		$	$	$	$
Amended and restated credit facilities	(a), (b)
Term loan		1,275,000	1,248,270	504,292	498,199
Revolving credit facility		800,000	—	385,000	—
Total			1,248,270		498,199

Lease liabilities	(c)		12,274		12,555
			1,260,544		510,754
Current portion of loans and borrowings			(12,470)		(8,652)
Loans and borrowings			1,248,074		502,102
Facility amount represents the principal amount of each credit facility. The carrying amount of loans and borrowings is presented net of unamortized deferred financing fees. Financing fees relating to the issuance of loans and borrowings are amortized over the term of the debt using the effective interest rate method.
On December 19, 2023 the Company amended and restated the terms of its credit facilities to increase the total financing capacity available under that facility from $500,452 as of September 30, 2023 to $1,275,000 in the form of term loans and from $385,000 to $800,000 in the form of a revolving credit facility. The outstanding principal of the term loan is payable quarterly at an annual rate of 1.00% and the remaining balance is payable at maturity, which was extended by five years to December 19, 2030. The maturity of the revolving credit facility was extended by four years to December 19, 2028. This amendment and restatement was treated as a debt extinguishment and resulted in an accelerated amortization of deferred financing fees of $15,094. Concurrently with the agreement, the Company borrowed $1,275,000 under the amended and restated term loan facility, which was recorded net of the associated financing fees of $26,539.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
a)Amended and restated credit facilities
i)Loans drawn in US dollars under the term loan facilities bear interest at the Term SOFR plus 3.00% per annum or the ABR1 rate plus 4.00% per annum. Loans drawn in US dollars under the revolving credit facility bear interest at the Term SOFR plus 2.50% per annum or the ABR1 rate plus 1.50% per annum until March 31, 2024 and, thereafter, at the rate per annum established based on the total leverage ratio for the most recently completed fiscal quarter. As at December 31, 2023, interest rate on the outstanding Term loan facilities was 8.46% (December 31, 2022 – 6.89%).
ii)Loans drawn in Canadian dollars under the credit facilities bear interest at the Canadian prime rate plus 1.50% per annum or Term Canadian Overnight Repo Rate Average ("CORRA") rate plus 2.50% per annum. As at December 31, 2023 and December 31, 2022 there was no loan denominated in Canadian dollars.
iii)Loans drawn in Euros under the credit facilities bear interest at the EURO InterBank Offered Rate ("EURIBOR") rate plus 2.50% per annum. As at December 31, 2023 and December 31, 2022 there was no loan denominated in Euros.
iv)Loans drawn in Sterling under the credit facilities bear interest at the Sterling OverNight Index Average ("SONIA") rate plus 2.50% per annum. As at December 31, 2023 and December 31, 2022 there was no loan denominated in Sterling.
1 The Alternate Base Rate is defined as a rate per annum equal to the higher of a) Federal funds effective rate + 0.50%; b) Adjusted Term SOFR for a one-month tenor plus 1%; c) Prime Rate; and d) 1.00%.

Guarantees and covenants
Borrowings under the facilities, subject to customary exceptions, are secured by all current and future assets of the Company and its existing and future subsidiaries. The continued availability of the credit facilities is subject to the Company’s ability to maintain a total leverage ratio of less than or equal to 5.00 : 1.00 prior to March 31, 2025 (7.00 : 1.00 as of December 31, 2022), and with the ratio decreasing by 0.25 year over year every March 31, until it reaches 4.00 : 1.00 for the period on or after March 31, 2028. The total leverage ratio considers the Company’s consolidated net debt, calculated as long-term debt less certain unrestricted cash, to consolidated adjusted EBITDA, calculated in accordance with the terms of the credit facility. The Company is in compliance with all applicable covenants as at December 31, 2023 and December 31, 2022.
b) Reducing revolving credit facility
On February 22, 2023, concurrent with the completion of the Paya acquisition (Note 4), the Company entered into a reducing revolving credit facility in an amount of $800,000. Commencing on June 30, 2023, the commitments in respect of this facility were automatically permanently reduced by $10 million on the last day of each fiscal quarter. The maturity date of this facility was September 28, 2025. Borrowings under the reducing revolving credit facility bore interest, at the Company's option, at either (a) Term SOFR (including a 0.10% credit spread adjustment) plus a margin ranging from 2.50% to 3.25% per annum or (b) the ABR1 plus a margin ranging from 1.50% to 2.25% per annum, in each case, based on a first lien leverage ratio. The reducing revolving credit facility was paid in full and extinguished as part of the amended and restated credit facilities on December 19, 2023.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
The reducing revolving credit facility was secured by all current and future assets of the Company and its existing and future subsidiaries, subject to customary exceptions. The continued availability of the reducing revolving facility was subject to the Company's ability to maintain a total leverage ratio of less than or equal to 4.50 : 1.00 for the test period before September 30, 2023, and with the ratio decreasing by 0.25 on October 1, 2023 and every six months thereafter, until it reaches 3.50 : 1.00 on March 31, 2025. The total leverage ratio considered the Company's consolidated net debt, calculated as long-term debt less certain unrestricted cash, to consolidated adjusted EBITDA, calculated in accordance with the terms of the credit facility. The Company had to also maintain its interest coverage ratio above 2.50 : 1.00 for any test period. The interest coverage ratio considered the Company's consolidated adjusted EBITDA, calculated in accordance with the terms of the agreement, to consolidated cash interest expense. The Company was in compliance with all applicable covenants through the extinguishment of the facility.
1 The Alternate Base Rate is defined as a rate per annum equal to the higher of a) Federal funds effective rate + 0.50%; b) Adjusted Term SOFR for a one-month tenor plus 1.00%; c) Prime Rate; and d) 1.00%.
As at December 31, 2023, the Company had letters of credit issued totaling $56,175 (2022 - $46,125). Letters of credit do not reduce the amount that can be drawn on the Company's revolving credit facility.
c) Lease liabilities
The Company enters into lease arrangements for the use of office space. The weighted average of incremental borrowing rates used to discount the outstanding leases as at December 31, 2023 was 4.30% (2022 – 4.37%).
Amounts recognized in the consolidated statements of profit or loss and comprehensive income or loss relating to lease liabilities are as follow:

	2023	2022
	$	$
Interest expense on lease liabilities	659	573
Foreign exchange loss (gain)	151	(560)
	810	13
13. Share capital
The Company has authorized the following classes of share capital:
▪Multiple Voting shares – unlimited number without par value - voting rights at 10 votes per share, entitled to receive dividends on a share‑for‑share basis from time to time as approved by the board, and convertible on a share-for-share basis into subordinate voting share
▪Subordinate Voting shares – unlimited number without par value - voting rights at 1 vote per share, entitled to receive dividends on a share‑for‑share basis from time to time as approved by the board, non-convertible into any other class of shares
▪Preferred shares – unlimited number without par value - non-voting, entitled to preference over Subordinate Voting Shares, Multiple Voting Shares and any other shares with respect to payment of dividends and distribution of assets

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
The Company had the following share capital transactions:
2023
On March 20, 2023, the Board approved a normal-course issuer bid ("NCIB") to purchase for cancellation a maximum of 5,556,604 Subordinate Voting Shares, representing approximately 10% of the Company’s "public float" (as defined in the TSX Manual) of Subordinate Voting Shares as at March 8, 2023. The Company is authorized to make purchases under the NCIB during the period from March 22, 2023 to March 21, 2024 in accordance with the requirements of the TSX and the Nasdaq and applicable securities laws. During the year ended December 31, 2023, the Company repurchased and cancelled 1,350,000 Subordinate Voting Shares for a total consideration, including transaction costs, of $56,042.
The Company also issued 1,252,112 Subordinate Voting Shares for a cash consideration of $8,167 during the year ended December 31, 2023 following the exercise of stock options and the settlement of Restricted Share Units ("RSUs").
During the year ended December 31, 2023 the Board of Directors declared total cash dividends of $0.20 per subordinate voting share and multiple voting share.
On March 5, 2024, the Board of Directors approved and declared a regular cash dividend of $0.10 per subordinate voting share and multiple voting share payable on April 4, 2024 to shareholders of record on March 19, 2024.
2022
On March 7, 2022, the Board approved a NCIB to purchase for cancellation a maximum of 6,617,416 Subordinate Voting Shares, representing approximately 10% of the Company’s "public float" (as defined in the TSX Manual) of Subordinate Voting Shares as at February 28, 2022. The Company was authorized to make purchases under the NCIB during the period from March 10, 2022 to March 9, 2023 in accordance with the requirements of the TSX and the Nasdaq and applicable securities laws. During the year ended December 31, 2022, the Company repurchased and cancelled 3,660,743 Subordinate Voting Shares for a total consideration, including transaction costs, of 166,609.

		2023		2022
	Quantity	Value	Quantity	Value
	Shares	$	Shares	$
Company’s share capital
Subordinate Voting Shares
Balance – Beginning of year	63,461,608	1,571,801	66,929,432	1,656,314
Exercise of equity-settled share-based payments	1,252,112	30,520	192,919	6,061
Share repurchase under NCIB	(1,350,000)	(33,378)	(3,660,743)	(90,574)
Balance – End of year	63,363,720	1,568,943	63,461,608	1,571,801

Multiple Voting Shares
Balance – Beginning and end of year	76,064,619	400,791	76,064,619	400,791

Total	139,428,339	1,969,734	139,526,227	1,972,592

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
Share repurchase liability
In March 2023 and March 2022, the Company entered into an automatic share purchase plan ("ASPP") with a third-party broker for the Company to allow for the purchase of Subordinate Voting Shares under the NCIB during the Company's blackout periods. Under this agreement, the broker was authorized to repurchase Subordinate Voting Shares, without consultation with the Company, subject to predefined share price and other limitations imposed by the Company and subject to rules and policies of the TSX and the Nasdaq and applicable securities laws, such as daily purchase restrictions. The Company recognized a share repurchase liability on those dates. The fair value of the share repurchase liability was determined using the Company's quoted share price.

	2023	2022
	$	$
Balance - Beginning of year	—	—
Initial fair value of share repurchase liability	55,471	43,923
Shares repurchased under the ASPP	(56,042)	(36,774)
Change in fair value of share repurchase liability	571	(5,710)
Other	—	(1,439)
Balance - end of year	—	—
14. Revenue and expenses by nature

	2023	2022
	$	$
Revenue
Merchant transaction and processing services revenue	1,177,881	835,093
Other revenue	8,892	8,230
Interest revenue	3,120	—
	1,189,893	843,323

Cost of revenue
Processing cost	218,063	166,995
Cost of goods sold	4,843	4,430
	222,906	171,425

Selling, general and administrative expenses
Commissions	221,720	113,287
Employee compensation	204,479	155,359
Share-based payments	134,609	139,103
Depreciation and amortization	136,423	101,492
Professional fees	56,079	32,387
Transaction losses (recovery)	7,928	(143)
Contingent consideration adjustment	—	(992)
Other	88,852	50,473
	850,090	590,966

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
15. Net finance cost

	2023	2022
	$	$
Finance income
Interest on advances to third parties and interest income	(9,283)	(13,694)

Finance cost
Interest on loans and borrowings (excluding lease liabilities)	103,278	26,186
Change in fair value of share repurchase liability	571	(5,710)
Interest expense on lease liabilities	659	573
Other interest expense	1,732	1,792
Accelerated amortization of deferred financing fees	15,094	—
	121,334	22,841

Net finance cost	112,051	9,147
16. Share-based payment arrangements
In connection with the TSX listing, on September 22, 2020, the Company closed new participation in its long-term incentive stock plan (the “Legacy Option Plan”) to directors, officers, employees and consultants. In its place, a new long-term incentive plan (the “Omnibus Incentive Plan”) was authorized.
Omnibus Incentive Plan
The Omnibus Incentive Plan permits the Company to grant awards of options, RSUs, PSUs and DSUs to eligible participants.
Vested RSUs, PSUs and DSUs will be settled by the issuance of shares at the settlement date. Stock options vest over a period of up to five years after being granted. DSUs vest immediately as they are granted for past services and settle on a deferred basis. RSUs and PSUs vest over a period of up to three years.
Paya Equity Plan
In connection with the Paya acquisition, the Company assumed the Paya Holdings Inc. Omnibus Incentive Plan, as amended (the "Paya Equity Plan"), and RSUs and stock options outstanding immediately prior to the Paya acquisition. Those outstanding RSUs and stock options were converted and replaced by 909,735 RSUs and 414,606 stock to be settled with Subordinate Voting Shares. Under the Paya equity plan, 1,324,341 Subordinate Voting Shares of the Company are reserved for issuance and issuable upon the exercise or settlement of such awards. RSU holders are eligible to receive dividends in cash, payable upon settlement if all vesting conditions are met. The Company cannot grant further awards under the Paya Equity Plan.
The portion of the replacement awards at the acquisition date relating to services rendered up to the acquisition date, representing an amount of $9,826 was included as part of the consideration transferred (note 4). At the acquisition date, the portion of the replacement awards' fair value relating to services to be rendered in the future was $11,937 and will be recognized as compensation expense over the remaining vesting period.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
Legacy Option Plan
In 2017, the Company authorized the Legacy Option Plan which provided for the grant of stock options to directors, officers, employees and consultants. All stock options are to be settled by the delivery of shares. The shares subject to the Legacy Option Plan are exercisable for Subordinate Voting Shares. Under the Legacy Option Plan, the Company authorized for issuance the maximum of 11,704,100 stock options.
The stock options expire 10 years after the date of grant and are subject to possible earlier exercise and termination under certain circumstances. Under the Legacy Option Plan unless otherwise decided by the Company, stock options vest in equal installments over five years and the expense is recognized following the accelerated method as each installment is fair valued separately and recorded over the respective vesting periods.
Dividend
RSU, PSU and DSU holders are eligible to receive dividend equivalents in the form of additional RSUs, PSUs or DSUs with the same vesting conditions as the underlying awards.
Share-based payments continuity
The table below summarizes the changes in the outstanding RSUs, PSUs, DSUs, and stock options for the years ended December 31, 2023 and 2022:

				Stock options
	Restricted share units	Performance share units	Deferred share units	Quantity	Weighted average exercise price
					$
Outstanding, beginning of year 2022	972,097	1,395,169	10,371	8,847,218	55.87
Forfeited	(53,947)	—	—	(194,517)	53.96
Granted	3,067,155	383,262	38,225	41,845	37.97
Exercised	(92,662)	—	—	(100,257)	20.69
Outstanding, end of year 2022	3,892,643	1,778,431	48,596	8,594,289	56.24
Forfeited	(375,233)	(454,132)	—	(190,687)	70.28
Replacement awards in a business combination	909,735	—	—	414,606	19.71
Granted	3,410,312	—	64,425	49,068	28.75
Dividend equivalents	52,081	8,604	814	—	—
Exercised	(532,259)	—	—	(719,853)	11.28
Outstanding, end of year 2023	7,357,279	1,332,903	113,835	8,147,423	57.86

Exercisable, end of year 2022	241,732	141,122	48,596	3,762,900	22.30
Exercisable, end of year 2023	1,289,637	142,565	113,835	4,180,568	28.51

Granted - Weighted average grant date fair value[1] 2022	$38.45	$49.76	$30.79	$7.01	—
Granted - weighted average grant date fair value[1] 2023	$22.15	$19.62	$24.41	$18.15	—
1 Granted - weighted average grant date fair value includes units granted and replacement awards in a business combination.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
The fair value of stock options granted was estimated on the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

	2023	2022
Share price	$31.49	$37.97
Exercise price	$19.71	$37.97
Risk-free interest rate	4.00%	2.98%
Expected volatility	35.5%	41.3%
Dividend yield	—	—
Expected term	6.0 years	1.1 years
The risk-free interest rate is based on the yield of a zero coupon US government security with a maturity equal to the expected life of the option from the date of the grant. Expected volatility is determined using the limited historical volatility of the Company's stock since its TSX and Nasdaq listing as well as the volatility of peer companies in the same industry over the expected term of the options granted. For the year ended December 31, 2023, the Company used an expected dividend yield of zero in the option-pricing model. In the third quarter of 2023, the Company started paying quarterly dividends. Since then, no stock options have been granted.
The PSUs, RSUs and DSUs grant date fair value was determined by using the quoted share price on the date of issuance. During the year ended December 31, 2022, 383,262 PSUs awarded included performance conditions and the right to these units will vest upon meeting the related performance criteria. These units had a maximum payout of 200% and could result in an additional 383,262 shares being issued. The performance conditions were not met and the units were forfeited in the year ended December 31, 2023.
Stock options outstanding by exercise price
The following table summarizes information about stock options outstanding and exercisable as at December 31, 2023:

	Options outstanding		Options exercisable
Exercise price $	Number of options	Weighted average remaining contractual term (in years)	Number of options	Weighted average remaining term (in years)
2.80	836,314	4.2	836,314	4.2
3.42 – 4.00	720,597	4.7	720,597	4.7
4.70 – 6.30	43,699	5.1	43,699	5.1
11.51 – 17.22	552,026	6.1	376,529	6.1
17.99 – 37.51	2,350,983	6.9	1,230,029	6.8
47.21 – 78.58	711,251	5.6	610,181	5.3
104.53 – 127.33	2,932,553	7.8	363,219	7.7
	8,147,423	6.6	4,180,568	5.7
Of the stock options outstanding as at December 31, 2023, a total of 4,361,589 (2022 - 4,368,267) are held by key management personnel.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
17. Income taxes
Variations of income tax expense (recovery) from the basic Canadian federal and provincial combined income tax rates applicable to income before income taxes are as follows:

		2023		2022
	$	%	$	%
Income before income taxes	14,947		87,537
Statutory income tax rate		26.5		26.5
Income tax expense at statutory income tax rate	3,961		23,197

Changes resulting from:
Permanent difference items	(3,974)		2,564
Foreign income tax rate differences	(23,692)		(22,071)
Adjustments in respect of prior year	426		(2,385)
Change in unrecognized deductible (taxable) temporary differences	14,675		(2,600)
Share-based payments	23,259		26,984
Other	988		(107)
Total income tax expense	15,643		25,582
The details of income tax expense (recovery) are as follows:

	2023	2022
	$	$
Income tax expense (recovery)
Current	43,591	38,527
Deferred	(27,948)	(12,945)
	15,643	25,582
The components of current income tax expense are as follows:

	2023	2022
	$	$
Current income tax expense
Current	43,391	38,139
Adjustment of prior year income tax expense	200	388
	43,591	38,527

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
The components of deferred income tax recovery are as follows:

	2023	2022
	$	$
Deferred income tax recovery
Origination and reversal of temporary differences	(42,849)	(7,571)
Change in unrecognized deductible (taxable) temporary differences	14,675	(2,600)
Adjustment of prior year income tax expense (recovery)	226	(2,774)
	(27,948)	(12,945)
The details of changes of deferred income taxes are as follows for the year ended December 31, 2023:

	Deferred tax assets (liabilities) as at December 31, 2022	Recognized in net loss	Business combinations	Equity	Foreign currency exchange differences	Deferred tax assets (liabilities) as at December 31, 2023
	$	$	$	$	$	$
Deferred tax assets
Share-based payments	3,128	5,551	1,027	(748)	55	9,013
Net operating tax losses carried forward	6,432	(4,996)	6,863	—	(2,468)	5,831
Intangible assets	6,460	(6,460)	—	—	—	—
Accrued liabilities	3,830	3,358	1,399	—	(1,519)	7,068
Other	—	17,079	2,955	—	3,610	23,644
Total deferred tax assets	19,850	14,532	12,244	(748)	(322)	45,556

Deferred tax liabilities
Intangible assets	(62,535)	12,758	(142,620)	—	827	(191,570)
Other	(661)	661	—	—	—	—
Property and equipment	(413)	(21)	(1,134)	—	(1)	(1,569)
Deferred costs	(773)	18	—	—	753	(2)
Total deferred tax liabilities	(64,382)	13,416	(143,754)	—	1,579	(193,141)
Total net deferred tax assets (liabilities)	(44,532)	27,948	(131,510)	(748)	1,257	(147,585)

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
The details of changes of deferred income taxes are as follows for the year ended December 31, 2022:

	Deferred tax assets (liabilities) as at December 31, 2021	Recognized in net income	Business combination	Equity	Foreign currency exchange differences	Deferred tax assets (liabilities) as at December 31, 2022
	$	$	$	$	$	$
Deferred tax assets
Share-based payments	4,314	1,798	—	(2,887)	(97)	3,128
Net operating tax losses carried forward	4,018	468	1,272	594	80	6,432
Intangible assets	3,925	2,526	—	—	9	6,460
Accrued liabilities	2,924	883	27	—	(4)	3,830
Total deferred tax assets	15,181	5,675	1,299	(2,293)	(12)	19,850

Deferred tax liabilities
Intangible assets	(70,043)	5,728	—	—	1,780	(62,535)
Other	(1,800)	1,134	—	—	5	(661)
Property and equipment	(905)	684	—	—	(192)	(413)
Deferred costs	(497)	(276)	—	—	—	(773)
Total deferred tax liabilities	(73,245)	7,270	—	—	1,593	(64,382)
Total net deferred tax assets (liabilities)	(58,064)	12,945	1,299	(2,293)	1,581	(44,532)
The deferred income taxes are presented on the consolidated statements of financial position as follows:

	2023	2022
	$	$
Deferred tax assets	4,336	17,172
Deferred tax liabilities	(151,921)	(61,704)
	(147,585)	(44,532)
Unrecognized deferred income tax assets balances are as follows:

	2023	2022
	$	$
Net operating tax losses carried forward	41,838	24,973
Unused tax credits	2,356	515
Deductible temporary differences, including capital losses	22,715	26,312

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
The net operating tax losses carried forward for which no deferred income tax asset was recognized expire as follows:

As at December 31, 2023	Gross amount of net operating tax losses carried forward	Tax-effected	Expiry Period
	$	$
Expire	148,354	39,314	2031 to 2043
Never expire	14,685	2,524	N/A
	163,039	41,838

As at December 31, 2022	Gross amount of net operating tax losses carried forward	Tax-effected	Expiry Period
	$	$
Expire	91,163	24,165	2031 to 2042
Never expire	4,586	808	N/A
	95,749	24,973
The unused tax credits for which no deferred income tax asset was recognized expire as follows:

As at December 31, 2023	Unused tax credits	Expiry period
	$	$
Expire	2,356	2031 to 2033
Never expire	0	N/A
	2,356

As at December 31, 2022	Unused tax credits	Expiry period
	$	$
Expire	515	2031 to 2032
Never expire	0	N/A
	515
The deductible temporary differences and capital losses do not expire under current tax legislation. Deferred tax assets have not been recognized in respect of those items because it is not probable that future taxable profit will be available in those jurisdictions against which the Company can utilize these benefits.
The Company has not recognized deferred tax liabilities for the undistributed earnings of its subsidiaries in the current or prior years since the Company does not expect to sell or repatriate funds from those investments, in which case the undistributed earnings may become taxable. Upon distribution of these earnings in the form of dividends or otherwise, the Company may be subject to income and/or withholding taxes.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
International Tax Reform — “Pillar Two” Model Rules (Amendments to IAS 12 Income Taxes)
The Company falls within the scope of the OECD’s Pillar Two model rules. As various jurisdictions enact domestic legislation that is generally equivalent to the Pillar Two model rules, the Company, as from January 1, 2024, may be liable to pay a top-up tax on its net income before income taxes for the difference between its effective income tax rate in a particular jurisdiction for Pillar Two purposes and a 15% minimum income tax rate.
Since domestic Pillar Two legislation is not yet effective in any jurisdiction that the Company operates in as at December 31, 2023, neither the Company nor any of its subsidiaries have a current income tax exposure that is related to the Pillar Two model rules as at that date.
On December 12, 2023, domestic Pillar Two legislation was enacted in Bulgaria, which is a main jurisdiction that Pillar Two income tax exposures may arise for the Company. The Company has subsidiaries in Bulgaria (a jurisdiction with a 10% statutory income tax rate) that have a combined effective income tax rate that is less than 15%. In addition, the Company has subsidiaries in Cyprus (a jurisdiction with a 12.5% statutory income tax rate) that also have a combined effective income tax rate that is less than 15%.
Had the substantively enacted and enacted domestic Pillar Two legislation, as at December 31, 2023, were effective for the full 2023 year, the Company estimates that the incremental top-up income tax expense could have been in the range of approximately $7 to 10 million.
This information does not reflect all the specific requirements of domestic Pillar Two legislation. Some information is not yet known, or reasonably estimable, as at the end of the year since the Company is still in the process of assessing its exposure. The Company is closely monitoring developments in the various jurisdictions in which it operates, including specific implementation details related to domestic Pillar Two legislation, in order to continue assessing the overall impact on the Company’s effective income tax rate and results.
18. Net income (loss) per share
Diluted net income (loss) per share excludes all dilutive potential shares if their effect is anti-dilutive as well as all potential shares for which performance conditions have not yet been met as of the reporting date. For the year ended December 31, 2023 and 2022, anti-dilutive stock options, RSUs and PSUs were excluded from the calculation of diluted net income (loss) per share when their effect was anti-dilutive.

	2023	2022
	$	$
Net income (loss) attributable to common shareholders of the Company (basic and diluted)	(7,835)	56,732
Weighted average number of common shares outstanding – basic	139,248,530	141,555,788
Effect of dilutive securities	—	3,047,697
Weighted average number of common shares outstanding – diluted	139,248,530	144,603,485
Net income (loss) per share attributable to common shareholders of the Company:
Basic	(0.06)	0.40
Diluted	(0.06)	0.39

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
19. Operating segments
The Company has one reportable segment, the provision of payment technology solutions to merchants and partners.
Geographic information
The Company provides payment processing services in North America, Europe, Middle East and Africa, Latin America and Asia-Pacific.
In presenting the geographic information, revenue has been based on the billing location of merchants and non-current assets were based on the geographic location of the assets.

	2023	2022
	$	$
Revenue
North America	642,601	336,563
Europe, Middle East and Africa	487,802	465,935
Latin America	51,365	33,105
Asia Pacific	8,125	7,720
	1,189,893	843,323
Non-current assets exclude financial assets and deferred tax assets, when applicable.

	2023	2022
	$	$
Non-current assets
Canada	1,015,658	1,005,845
United States	1,672,611	207,948
European Union	635,885	625,411
Rest of the world	2,560	3,262
	3,326,714	1,842,466
20. Financial instruments and commitments
The Company’s main financial risk exposure is detailed as follows:
a)Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company is therefore exposed to liquidity risk with respect to all of the financial liabilities recognized on the consolidated statements of financial position.
The Company manages its liquidity risk by monitoring its operating and financing requirements. The Company prepares budget and cash forecasts to ensure it has sufficient funds to fulfill its obligations.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
The following are the contractual maturities of financial liabilities and purchase commitments, including estimated interest payments, as at December 31, 2023:

	Contractual cash flows
	Carrying amount	Total	Less than 1 year	1 to 5 years	More than 5 years
	$	$	$	$	$
Trade and other payables (excluding sales tax)	172,120	172,120	172,120	—	—
Due to merchants	1,455,376	1,455,376	1,455,376	—	—
Credit facility	1,248,270	2,029,633	128,042	604,105	1,297,486
Lease liabilities	12,274	13,032	4,859	6,897	1,276
Other liabilities (a)	18,233	17,750	7,586	10,164	—
Contractual commitments	N/A	75,000	6,833	48,730	19,437
	2,906,273	3,762,911	1,774,816	669,896	1,318,199
Segregated funds	(1,455,376)	(1,455,376)	(1,455,376)	—	—
	1,450,897	2,307,535	319,440	669,896	1,318,199
(a) Other liabilities includes deferred revenue which will not require contractual cash flows.
As at December 31, 2023, the Company had $170,435 of cash and an unused revolving credit facility of $800,000.
Credit risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Credit risk arises principally from the Company’s cash, segregated funds, trade and other receivables, other current assets and processor deposits. The carrying amounts of these financial assets represent the maximum credit exposure.
Trade receivables
The Company provides credit to its customers in the normal course of business. The Company evaluates the creditworthiness of the corresponding counterparties at least at the end of each reporting period and on a specific circumstance basis. The Company’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Company has established various internal controls designed to mitigate credit risk, including credit limits and payment terms that are reviewed and approved by the Company. The Company does not have material provisions on trade receivables recognized on the consolidated statements of financial position as at December 31, 2023 and 2022.
Cash and Segregated Funds
The credit risk related to financial institutions that hold cash and cash equivalents and segregated funds is managed as the Company seeks to maintain funds with highly-rated financial institutions and to maintain a diversified group of financial institutions.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
b)Market risks
Market risk is the risk that the Company will incur losses arising from adverse changes in underlying market factors, including interest and foreign currency exchange rates.
Foreign currency risk
The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the US dollar. Fluctuations related to foreign exchange rates could cause unforeseen fluctuations in the Company’s operating results.
Approximately 46% of the Company’s revenues and 36% of its expenses are in currencies other than the US dollar. The Company has not entered into arrangements to hedge its foreign currency risk. There is no other currency other than the US dollar that represents more than 10% of the Company's revenues.
The following table provides an indication of the Company’s significant foreign exchange currency exposures as stated in US dollars at the following dates:

	CAD	EUR	MXN	ILS	Other	Total
	$	$	$	$	$	$
December 31, 2023
Cash	2,106	19,525	15,532	3,311	17,512	57,986
Trade and other receivables	19,819	3,954	1,618	425	5,837	31,653
Trade and other payables	(20,958)	(24,435)	(26,487)	(12,548)	(9,802)	(94,230)
Lease liabilities	—	(1,511)	—	(918)	(1,234)	(3,663)
Net financial position exposure	967	(2,467)	(9,337)	(9,730)	12,313	(8,254)

December 31, 2022
Net financial position exposure	(790)	18,720	—	(12,632)	12,469	17,767
A 10% strengthening of the above currencies against the US dollar would have affected the measurement of financial instruments denominated in these currencies and affected equity and net income by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecast sales and purchases.

	CAD	EUR	MXN	ILS	Other	Total
	$	$	$	$	$	$
2023
Increase (decrease) on equity and net loss	97	(247)	(934)	(973)	1,231	(826)

2022
Increase (decrease) on equity and net income	(79)	1,872	—	(1,263)	1,247	1,777
A 10% weakening of the foreign currencies against the US dollar would have an equal but opposite effect.
Interest rate risk

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates. The Company’s exposure to interest rate risk as at December 31, 2023 and 2022 is as follows:

Cash and cash equivalents	Variable interest rate
Segregated funds	Variable interest rate
Loan receivable	Fixed interest rate
Derivative financial asset and financial liability - Interest rate swap	Note 21
Loans and borrowings	Note 12
The Company does not account for any fixed interest rate financial assets or financial liabilities at FVTPL.
All other loans and borrowings bear interest at floating rates, and the Company is therefore exposed to the cash flow risk resulting from interest rate fluctuations. This risk is partially offset by the Company's cash balance which also bears interest at floating rates. In September 2023, the Company also entered into an interest rate swap agreement to hedge a portion of its future variable interest payments.
Based on currently outstanding loans and borrowings at floating rates, cash equivalents and interest rate swap, an increase of 100 basis points in interest rates at the reporting date would have resulted in an increase of $9,750 in net loss in 2023 (2022 – increase in net income of $1,073). A decrease of 100 basis points in 2023 would have resulted in an increase of $9,750 in net income in 2023 (2022 – decrease in net income of $1,073). This analysis assumes that all other variables, in particular foreign currency exchange rates, remain constant.
21. Determination of fair values
Certain of the Company’s accounting policies and disclosures require the determination of fair value for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes using the following methods.
Financial assets and financial liabilities
In establishing fair value, the Company uses a fair value hierarchy based on levels as defined below:
•Level 1: defined as observable inputs such as quoted prices in active markets.
•Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.
•Level 3: defined as inputs that are based on little or no observable market data, therefore requiring entities to develop their own assumptions.
The Company has determined that, excluding the derivative financial instrument, the carrying amounts of its current financial assets and financial liabilities approximate their fair value given the short-term nature of these instruments.
The fair value of the variable interest rate non-current liabilities approximates the carrying amount as the liabilities bear interest at a rate that varies according to the market rate.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
As at December 31, 2023 and December 31, 2022, financial instruments measured at fair value in the Consolidated Financial Statements of financial position were as follows:

	Notes	Fair value hierarchy	2023	2022
			$	$
Assets
Investments measured at fair value through profit or loss		Level 1	1,255	1,002
Derivative financial asset - Interest rate swap		Level 2	677	—
Investments measured at fair value through profit or loss		Level 3	2,444	2,148
Investment in equity instrument designated at fair value through other comprehensive income		Level 3	25,862	—
Advances to a third party independent sales organization		Level 3	—	2,154

Liabilities
Derivative financial liability - Interest rate swap		Level 2	7,780	—
Interest rate swap
In September 2023, the Company entered into an interest rate swap agreement with a notional amount of $300,000 and a fixed interest rate of 4.67% maturing September 30, 2026 to hedge a portion of its future variable interest payments. This derivative is carried at fair value and is presented in other current assets and liabilities and other non-current liabilities in the consolidated statements of financial position.
Fair value of the interest rate swap is calculated as the present value of the estimated future cash flows. Estimated future cash flows are discounted using a yield curve which reflects the relevant benchmark interbank rate used by market participants for this purpose when pricing interest rate swaps.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)

Level 3 fair value measurement items
The following table presents the changes in level 3 items for the years ended December 31, 2023 and 2022:

	Advances to a third party independent sales organization	Investments measured at fair value through profit or loss	LPP put option liability	Contingent considerations	Investment measured at fair value through other comprehensive income
	$	$	$	$	$
Balance as at December 31, 2021	16,616	1,148	531	3,004	—
Settlement	—	—	—	(2,012)	—
Acquisition	—	1,000	—	—
Merchant residuals received, net of interest on advances to a third parties	(1,495)	—	—	—	—
Settlement of advances to a third party	(12,967)	—	—	—	—
Fair value remeasurement	—	—	(531)	(992)	—
Balance as at December 31, 2022	2,154	2,148	—	—	—
Acquisition	—	1,270	—	—	25,000
Merchant residuals received, net of interest on advances to a third parties	(108)	—	—	—	—
Settlement of advances to a third party	(2,046)	—	—	—	—
Effect of movements in exchange rates	—	—	—	—	862
Fair value remeasurement	—	(974)	—	—	—
Balance as at December 31, 2023	—	2,444	—	—	25,862
Fair value remeasurement of level 3 instruments is recognized in selling, general and administrative expenses. Investments measured at fair value through profit and loss and through other comprehensive income are recognized on the statement of financial position in other non-current assets. Below are the assumptions and valuation methods used in the level 3 fair value measurements:
•On March 15, 2023, the Company acquired an equity interest in a private company for a total cash consideration of $25,000. The company designated this equity investment at fair value through other comprehensive income. The fair value is estimated using a market approach, which is the revenue multiple.
•As at December 31, 2023, the fair value of the contingent consideration for the Mazooma acquisition is nil (nil for December 2022). The fair value of the contingent consideration is determined using a formula specified in the purchase agreement. The main assumption is the forecast of financial performance. The maximum contingent consideration that could be paid if the future financial targets are met is $331,658 thousands Canadian dollars ($250,365).
LPP put option liability
On February 4, 2022, the Company received a put option exercise notice from the LPP NCI unit holders which obligated the Company to purchase the remaining 40% interest in LPP at fair market value. On April 7, 2022, the Company completed the purchase of the remaining 40% interest in LPP for a cash consideration of $39,751.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
22. Related party transactions
Transactions with key management personnel
Key management personnel compensation comprises the following:

	2023	2022
	$	$
Salaries and short-term employee benefits	8,733	6,007
Share-based payments	71,730	71,286
	80,463	77,293
Other related party transactions

		Transaction value		Balance outstanding December 31,
		2023	2022	2023	2022
		$	$	$	$
Expenses – Travel	(i)	1,976	1,139	745	137
(i)In the normal course of operations, the Company receives services from a company owned by a shareholder of the Company. The services received consist of travel services.
23. Supplementary cash flow disclosure

	2023	2022
	$	$
Changes in non-cash working capital items:
Trade and other receivables	(25,085)	(19,714)
Inventory	(746)	(840)
Prepaid expenses	(1,180)	(3,771)
Contract assets	(1,263)	(1,769)
Trade and other payables	15,432	24,266
Other current and non-current liabilities	428	(9,053)
	(12,414)	(10,881)
24. Capital disclosures
The Company’s objective in managing capital is to ensure sufficient liquidity to pursue its organic growth strategy and undertake selective acquisitions, while maintaining a strong credit profile and a capital structure that maintains total leverage ratio within the limits set in the Company’s credit facilities.
The Company’s capital is composed of net debt and shareholders’ equity. Net debt consists of interest-bearing debt less cash and cash equivalents. The Company’s use of capital is to finance working capital requirements, capital expenditures and business acquisitions. The Company funds those requirements out of its internally generated cash flows and funds drawn from its long-term credit facilities.

Nuvei Corporation
Notes to Consolidated Financial Statements
December 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
The primary measure used by the Company to monitor its financial leverage is its total leverage ratio, defined as the ratio of consolidated net debt outstanding, calculated as long-term debt less unrestricted cash, to consolidated adjusted EBITDA, calculated in accordance with the terms of the credit agreement. Under its Amended and restated credit facilities (note 12), the Company must maintain a total leverage ratio of less than or equal to 5.00 : 1.00 on December 31, 2023 and until March 31, 2025. As at December 31, 2023, the Company was in compliance with this requirement.
In order to maintain or adjust its capital structure, the Company may enter into or repay loans and borrowings, issue or repurchase shares, adjust dividends paid to shareholders or undertake other activities as deemed appropriate in specific circumstances.
25. Contingencies
From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. The Company is also exposed to possible uncertain tax positions in certain jurisdictions. Management does not expect that the resolution of those matters, either individually or in the aggregate, will have a material effect on the Company’s Consolidated Financial Statements.
26. Subsequent event
On January 5, 2024, the Company acquired 100% of the shares of Till Payments, an independent software vendors ("ISV") focused payment technology company headquartered in Sydney, Australia, for a total consideration of $36,905, comprised of $30,000 in cash and $6,905 of a loan receivable that was considered part of the consideration transferred. Due to the limited period of time between the closing date of the acquisition of Till Payments and the filing of the Company's consolidated financial statements for the year ended December 31, 2023, it was impracticable to provide certain required disclosures for business acquisitions, including the preliminary purchase price allocation.